	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER G80680 203

(Check one):    [ ]Form 10-K      [X]Form 20-F      [  ]Form 11-K      [  ]Form 10-Q      [  ]Form 10-D      [ ]Form N-SAR
 [ ]Form N-CSR
  For Period Ended: June 30, 2009
 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Seven Arts Pictures PLC
Full Name of Registrant

Former Name if Applicable

38 Hertford Street
Address of Principal Executive Office (Street and Number)

London, United Kingdom W1J 7SG
 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Company has been delayed in its filing of the 20-F for the following two reasons.

1) The Company changed independent auditors on October 1, 2009. The Board of Directors of Seven Arts Pictures (“Seven Arts”) unanimously approved the engagement of RBSM LLP to replace Mazars LLP, its existing UK-based independent accounting firm. RBSM LLP is registered with the Public Companies Oversight Board and is providing auditing services to the Company in connection with its SEC reporting requirements. The decision to engage RBSM to replace Mazars was based on the SEC requirements to use PCAOB certified independent auditors.

2) The Company converted to filing under International Financial Reporting Standards (IFRS) on October 1, 2009. The Board of Directors of Seven Arts Pictures agreed to present all financial statements for the twelve month periods ending March 31, 2008 and June 30, 2009, as well as for the three month “stub period” ending June 30, 2008 in dollars in accordance with IFRS, which is permitted both for filings with the SEC as well as for the filing of statutory accounts in the United Kingdom.

Delays attributed to changing our independent auditors and converting to IFRS have caused the Company to be unable to file the 20-F within the deadline of December 31, 2009 without incurring undue hardship and expense. The Company anticipates that it will file its 20-F within fifteen days of the due date.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification
      Peter M. Hoffman                                                  323                        692-5000
(Name)                                                        (Area Code)         (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).         [X]Yes      [ ]No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
                            [ ]Yes          [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Seven Arts Pictures PLC (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date 12/30/09 By/s/Peter M. Hoffman Peter M. Hoffman Chief Executive Officer